Exhibit (a)(5)(T)

                       [NORTHROP GRUMMAN LETTERHEAD]


                                                 October 4, 2001

Mr. William P. Fricks
Chairman and Chief Executive Officer
Newport News Shipbuilding, Inc.
4101 Washington Avenue
Newport News, Virginia  23607-2770

Dear Bill:

As you are aware, the governmental review process with respect to both our offer and the General Dynamics offer appears to have entered its final stages.

We would like to reaffirm that, as we stated in our letter to you dated May 8, 2001, our offer to acquire Newport News is superior to the General Dynamics transaction. Indeed, we believe that your Board should now deem our offer to be a Superior Proposal as defined in your Merger Agreement, and, accordingly, should promptly provide us with the same information you provided General Dynamics, so that we can be in a position to consummate promptly the best transaction possible for the shareholders of both our companies.

We continue, of course, to be willing to enter into an appropriate confidentiality agreement to facilitate our discussions. Please contact me as soon as possible so that we can promptly commence our due diligence process.

I look forward to hearing from you.

                                          Very truly yours,

                                          ----------------------------
                                          /s/ Kent Kresa

                                          Kent Kresa
                                          Chairman of the Board,
                                          President and Chief Executive Officer